Exhibit 21.1

Subsidiary	Jurisdiction

ROVCAL, Inc.	USA (California)

ROV Holding, Inc.	USA (Delaware)

Rayovac (UK) Limited	United Kingdom

Spectrum Brands Lux S.A.R.L	Luxembourg

Tetra Holding GmbH	Germany

Rayovac Europe GmbH	Germany

VARTA Consumer Batteries GmbH & Co. KGaA	Germany

United Industries Corporation	USA (Delaware)

United Pet Group, Inc.	USA (Delaware)